UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Sir Martin E. Franklin

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96684W100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.08%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 96684W100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.08%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 96684W100	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sababa Holdings FREE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,855,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,855,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,855,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.96%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No.3 (the “Amendment No. 3”) is being jointly filed by Sir Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”) and Sababa Holdings FREE LLC (“Sababa”, and together with Franklin and the Franklin Trust, collectively referred to as the “Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission on March 16, 2023 (the “Initial Filing”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Whole Earth Brands, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on June 21, 2023 (“Amendment No. 1”) and Amendment No. 2 filed on June 26, 2023 (“Amendment No. 2” and together with the Initial Filing and Amendment No. 1, the “Statement”). The principal executive offices of the Issuer are located at 125 S. Wacker Drive, Suite 1250, Chicago, Illinois 60606. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

On August 14, 2023, Sababa entered into a confidentiality agreement, attached hereto as Exhibit C, with the Issuer (the “Confidentiality Agreement”), pursuant to which Sababa and its controlled affiliates (collectively, the “Sababa Parties”) may be furnished with confidential information regarding the Issuer and its subsidiaries.

The information set forth below in Item 6 of this Statement is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following information:

On August 14, 2023, Sababa entered into the Confidentiality Agreement with the Issuer, pursuant to which the Sababa Parties may be furnished with confidential information regarding the Issuer and its subsidiaries.

Pursuant to the Confidentiality Agreement, the Sababa Parties agreed to a standstill pursuant to which the Sababa Parties will refrain from taking certain actions with respect to the Issuer during the Standstill Period (as defined below), without having been specifically invited in writing to do so by the Issuer. “Standstill Period” means (x) with respect to certain actions set forth in the Confidentiality Agreement, the one-year period beginning on the date of the Confidentiality Agreement, and (y) with respect to certain other actions set forth in the Confidentiality Agreement, the six-month period beginning on the date of the Confidentiality Agreement, as further described in Section 12 of the Confidentiality Agreement. However, the Standstill Period will expire immediately if (i) a third party unaffiliated with the Sababa Parties acquires, makes an offer to acquire, or makes a public announcement with respect to its intention

1

to make an offer to acquire, whether by merger, tender or exchange offer or otherwise, all or substantially all of the assets of the Company or 20% or more of any class of securities of the Company, or (ii) solely with respect to the actions described in clause (y) of the definition of “Standstill Period,” the Company’s 2024 annual meeting is scheduled to take place prior to May 8, 2024.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is attached hereto as Exhibit C, and is incorporated herein by reference.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in the Statement and/or incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated March 16, 2023 (incorporated by reference to Exhibit A to the Initial Filing filed by the Reporting Persons with respect to the Issuer on March 16, 2023).

Exhibit B — Nonbinding Proposal Letter delivered to the Executive Chairman of the Board of the Issuer, dated as of June 25, 2023 (incorporated by reference to Exhibit B to Amendment No. 2 filed by the Reporting Persons with respect to the Issuer on June 26, 2023).

Exhibit C – Confidentiality Agreement, dated as of August 14, 2023, between Sababa and the Issuer.

2

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2023

MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SABABA HOLDINGS FREE, LLC

By:	/s/ Sir Martin E. Franklin
Name: Sir Martin E. Franklin
Title: Manager